UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 6, 2025

Commission File Number: 001-40377

Valneva SE
(Translation of registrant's name into English)

6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a material agreement:

On October 6, 2025, Valneva SE (“we” or the “Company”) entered into a loan agreement (the “Loan Agreement”) with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership (each, together with its successors and assigns, a “Lender”), and BioPharma Credit PLC, as collateral agent, that provides for a senior term loan facility of an aggregate principal amount of $500.0 million, divided into the following tranches: (i) a committed Tranche A Loan in an aggregate principal amount of $215.0 million (the “Tranche A Loan”), which is expected to be funded on or about October 17, 2025 subject to satisfaction of customary closing conditions (the “Tranche A Closing Date”); and (ii) one or more uncommitted Subsequent Tranche Loans in an aggregate principal amount of $285.0 million (the “Subsequent Tranche Loans”, and together with the Tranche A Loan, the “Term Loans”), which will be available, subject to certain conditions including the consent of the Collateral Agent and all Lenders. The proceeds of the Tranche A Loan will be used, together with cash on hand, to repay, in full, all amounts owed under the Credit Agreement, dated as of February 3, 2020, by and among the Company, Valneva GmbH, OrbiMed Royalty & Credit Opportunities III, LP, Deerfield Partners, L.P., and Wilmington Trust, National Association, as amended. The proceeds from the Subsequent Tranche Loan will be used solely to fund the Company’s general corporate and working capital requirements (including business development and certain permitted acquisitions).

The Term Loans mature on the fifth anniversary of the Tranche A Closing Date (the “Maturity Date”). The Term Loans bear interest at a fixed rate equal to 9.00% per annum. Interest is due and payable quarterly in arrears, with the interest to begin accruing as of the funding date of each Term Loan. Interest on the Term Loans will be due and payable on the last day of each calendar quarter. The Loan Agreement requires we pay an amount equal to 2.00% of the principal amount of the Term Loans funded by Lenders, payable with respect to each Term Loan on the funding date of such Term Loan.

We may elect to prepay the Term Loans in part or in whole prior to the Maturity Date, with such prepayments being subject to a prepayment premium equal to the principal amount so prepaid multiplied by 3.00% if made prior to the 3rd anniversary of the funding date of the applicable Term Loan, 2.00% if made on or after the 3rd anniversary of the funding date of the applicable Term Loan but prior to the 4th anniversary of the funding date of the applicable Term Loan, and 1.00% if made on or after the 4th anniversary of the funding date of the applicable Term Loan but prior to the Maturity Date. In addition to the prepayment premium, prepayments of any Term Loan prior to the 2nd anniversary of the funding date of such Term Loan are subject to a makewhole amount equal to the sum of all interest that would have accrued through such 2nd anniversary. In connection with any prepayment, repayment at maturity or acceleration of any Term Loan, we are obligated to pay an exit fee equal to 2.00% of the principal so prepaid or repaid.

Our obligations under the Loan Agreement are expected to be secured by substantially all of our assets, including our intellectual property after the Tranche A Closing Date. On and after the Tranche A Closing Date, certain of our subsidiaries will guarantee or will be required to guarantee our obligations under the Loan Agreement and, in connection with such guarantee, pledge substantially all of their assets, including intellectual property, to secure such guarantee.

The Loan Agreement contains customary affirmative and restrictive covenants and representations and warranties. We and our subsidiaries are bound by certain affirmative covenants setting forth actions that are required during the term of the Loan Agreement, including, without limitation, certain information delivery requirements, obligations to maintain certain insurance, and certain notice requirements. There are no financial covenants. Additionally, we and our subsidiaries are bound by certain restrictive covenants setting forth actions that are not permitted to be taken during the term of the Loan Agreement, including, without limitation, (i) selling or disposing of assets, (ii) amending, modifying or waiving our rights under material agreements, (iii) consummating change in control transactions unless all amounts becoming due under the Loan Agreement are paid in full immediately upon (and concurrent with) the consummation of any such change in control transaction, (iv) incurring additional indebtedness, (v) incurring non-permitted liens or encumbrance on our or our subsidiaries’ assets, (vi) paying dividends or making any distribution or payment on or redeeming, retiring or purchasing any equity interests, and (vii) making payments on subordinated indebtedness, in each case, subject to specified exceptions. The Loan Agreement also contains the following events of default: (i) failure to pay principal, interest and other amounts when due, (ii) the breach of the covenants under the Loan Agreement, (iii) the occurrence of a material adverse change or a withdrawal event in respect of DUKORAL or IXIARO, (iv) certain attachments of the credit parties assets and restraints on their business, (v) certain insolvency, liquidation, bankruptcy or similar events, (vi) certain cross-default of third-party indebtedness and royalty revenue contracts, (vii) the failure to pay certain judgments, (viii) material misrepresentations, (ix) the loan documents ceasing to create a valid security interest in a material portion of the collateral, (x) the occurrence of certain ERISA events and (xi) the occurrence of a default under any subordination or intercreditor agreement, in each case subject to the grace periods, cure period and thresholds as specified in the Loan Agreement. Upon the occurrence of an event of default, the Lenders may, among other things, accelerate the Company’s obligations under the Loan Agreement (including all obligations for principal, interest and any applicable makewhole and prepayment premiums); provided that upon an event of default relating to certain insolvency, liquidation, bankruptcy or similar events, all outstanding obligations will be immediately accelerated.

The foregoing summary of the Loan Agreement is not complete and is qualified in its entirety by reference to the full text of the Loan Agreement, a copy of which the Company expects to file no later than with its Annual Report on Form 20-F for the fiscal year ending December 31, 2025.

Business Update:

Valneva reconfirms that the Phase 3 clinical trial of its Lyme disease vaccine candidate remains on track. Pfizer continues to aim to submit a Biologics License Application (BLA) to the U.S. FDA and a Marketing Authorization Application (MAA) to European Medicines Agency in 2026, subject to positive Phase 3 data. Participants in the VALOR trial will be monitored for the occurrence of Lyme disease cases until the end of 2025. Valneva expects VALOR trial outcomes to be announced in the first half of 2026, followed by regulatory submissions as planned. Pending approval, Valneva expects Pfizer to launch the vaccine in the second half of 2027.

On October 6, 2025, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1. The registrant is furnishing this amendment on Form 6-K/A in order to include a hyperlink to Exhibit 99.1. The information contained in this Form 6-K/A, but excluding Exhibit 99.1, is is hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-286071).

Exhibit

Exhibit 99.1	Press release dated October 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: October 6, 2025	/s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer and President